September 27, 2018

VIA EDGAR

Mr. Karl Hiller, Branch Chief
Office of Natural Resources
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: Bunge Limited
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
Form 10-Q for the Fiscal Quarter Ended March 31, 2018
Filed May 2, 2018
File No. 001-16625
Dear Mr. Hiller:

We are writing in response to the comments we received from you by letter dated September 14, 2018 regarding the above-referenced filings of Bunge Limited (the “Company”, “we” or “Bunge”). For ease of reference in this letter, your comments appear in italics directly above the Company’s response.

1.
Your response to prior comment two states that you did not provide incremental disclosures pursuant to FASB ASC 606-10-50 because the adoption of FASB ASC 606 “…did not result in a meaningful change in accounting treatment.” Your response also indicates that relevant disclosures regarding your revenue recognition polices are provided in your Form 10-K for the fiscal year ended December 31, 2017. However, the revenue recognition criteria described in your Form 10-K address requirements of revenue recognition standards that are no longer applicable upon adoption of FASB ASC 606.

You will need to expand your disclosure to address the identification and application of revenue recognition policies applicable to revenue arrangements that are within the scope of FASB ASC 606 as well as material revenues that are not within the scope of that standard (e.g., revenues in the scope of FASB ASC 815).

For revenue arrangements that are within the scope of FASB ASC 606, revised disclosure should clearly address all of the disclosure requirements of the standard that are material to you. For example, this may include, but not necessarily be limited to, the following:

•	How the timing of satisfying performance obligations relates to the timing of payment and the effect these factors have on contract assets and liabilities;

•	When you typically satisfy performance obligations;

•	Significant payment terms;

•	The nature of good or services subject to the contract;

•	Any obligations for returns, refunds and warranties;

•	Transaction price allocated to remaining performance obligations, and;

•	Significant judgments made (e.g., timing of transfer of control or determining the transaction price).

We acknowledge the Staff’s comment and are providing the following draft disclosure of our accounting policy related to revenue recognition under ASC 606 and revenue arrangements that fall under ASC 815, which represents material revenues not in scope of ASC 606. This disclosure will be provided in our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2018 and will then form a part of our accounting policy disclosure in our Annual Report on Form 10-K for the fiscal year ending December 31, 2018.

Revenue from contracts with customers - Revenue from contracts with customers primarily originates in our Edible Oil Products, Milling Products, and Fertilizer segments through the sale of edible oil-based products such as vegetable oils, shortenings, margarines and mayonnaise; milled grain products such as wheat flours, bakery mixes, corn-based products, and rice; and fertilizer products, as well as ocean freight and port services in the Agribusiness segment. These revenues are measured based on consideration specified in a contract with a customer, and exclude sales taxes, discounts related to promotional programs and amounts collected on behalf of third parties. The Company recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product or service to a customer, generally when legal title and risks and rewards transfer to the customer. Sales terms provide for transfer of title either at the time and point of shipment or at the time and point of delivery of the product being sold.

In contracts that do not specify the timing of transfer of legal title or transfer of significant risks and rewards of ownership, judgment is required in determining the timing of transfer of control. In such cases, the Company considers standard business practices and the relevant laws and regulations applicable to the transaction to determine when legal title or the significant risks and rewards of ownership are transferred. The Company recognizes revenue from ocean freight and port services over time as the related services are performed.

The transaction price is generally allocated to performance obligations on a relative standalone selling price basis. Standalone selling prices are estimated based on observable data of the Company’s sales of such products and services to similar customers and in similar circumstances on a standalone basis. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract. Variable consideration is generally known upon satisfaction of the performance obligation.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. Interest income on secured advances to suppliers is included in net sales due to its operational nature (see Note XX. Other Current Assets).

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of goods sold.

Warranties provided to customers are primarily assurance-type of warranties on the fitness of purpose and merchantability of the Company’s goods and services. The Company does not provide service-type warranties to customers.

Payment is generally due at the time of shipment or delivery, or within a specified timeframe after shipment or delivery, which is generally less than 30 days. The Company’s contracts generally provide customers the right to reject any products that do not meet agreed quality specifications. Product returns and refunds are not material.

Revenue from other arrangements - Revenues from other arrangements primarily relates to the sale of commodities that are accounted for as derivatives at fair value (see Note XX. Financial Instruments and Fair Value Measurements). Agribusiness revenues are largely derived from these contracts, as they relate to sales with commodity characteristics in widely available markets with international pricing mechanisms. Commodity sales in Edible Oil Products, Milling, and Sugar and Bioenergy may also qualify as derivatives, depending upon the product being sold. Revenue from these contracts is recognized at a point in time when the performance obligation is satisfied by transferring control of the commodity to the customer.

If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3407 or Carla Heiss at (914) 684-3427.

Sincerely,

/s/ Thomas M. Boehlert
Thomas M. Boehlert
Chief Financial Officer

cc:	David G. Kabbes, Bunge Limited
Carla Heiss, Bunge Limited